Exhibit 12.1

Standard Pacific Corp.

Ratio of Earnings to Fixed Charges - Continuing Operations

(Dollars in thousands)

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Earnings:
Net income (loss) from continuing operations	$88,803	$94,622	$215,865	$188,715	$531,421	$(16,417)	$(11,724)
Add:
Cash distributions of income from unconsolidated joint ventures	592	1,875	1,875	3,375	3,910	20	—
Provision (benefit) for income taxes	49,215	58,839	134,099	68,983	(453,234)	(56)	(557)
Homebuilding interest amortized to cost of sales and interest expense	59,201	54,799	123,112	121,778	110,298	94,804	100,739
Interest portion of rent expense	250	250	500	500	500	500	500
Less:
Income (loss) from unconsolidated joint ventures	502	899	(668)	949	(2,090)	207	1,166

Earnings:	$197,559	$209,486	$476,119	$382,402	$194,985	$78,644	$87,792

Fixed charges:
Homebuilding interest incurred	$83,660	$76,427	$153,695	$140,865	$141,827	$140,905	$110,358
Interest portion of rent expense	250	250	500	500	500	500	500

Fixed Charges	$83,910	$76,677	$154,195	$141,365	$142,327	$141,405	$110,858

Ratio of Earnings to Fixed Charges	2.4	2.7	3.1	2.7	1.4	0.6	0.8

Amount of additional earnings needed to cover fixed charges:	$—	$—	$—	$—	$—	$62,761	$23,066